Annual Notice Dated May 1, 2026
DISTINCT ASSETSSM VARIABLE ANNUITY NY
Issued through
Transamerica Financial Life Insurance Company

Separate Account VA-5NLNY of TFLIC
This Annual Notice Document (“Notice”) provides certain updated information about Your Distinct AssetsSM Variable Annuity NY, a Deferred Variable Annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for Separate Account VA-5NLNY of TFLIC (“Variable Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893505776?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 1998, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Account Value - The sum of the variable accumulated value and the general account options accumulated value.
Administrative Office and Service Center – Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person named on the application and whose life is used to determine the amount of monthly annuity payments on the Annuity Date. The Annuitant cannot be changed after the Contract has been issued, except upon the Annuitant's death prior to the Annuity Date if a Contingent Annuitant has previously been named. In the case of a Qualified Contract, the Owner must be the Annuitant.
Annuity Date - The date on which the Account Value, less any applicable premium taxes, will be applied to provide an Annuity for You, under the annuity form You selected. Unless a different Annuity Date is elected under the annuity payment provisions, the Annuity Date will be as described in the Contract. The date annuity payments start is the Commencement of annuity payment date shown in the Contract.
Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder.
Contract - A certificate issued to an individual which evidences his or her coverage under a group annuity Contract.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Owner (You, Your) - The person or persons who, while living, controls all rights and benefits under the Contract. Joint Owners must be husband and wife as of the annuity issue date. Qualified Contracts cannot have Joint Owners.
Portfolio - A separate "series" or Portfolio of investments within a mutual fund or a mutual fund available for investment under the Contract.
Qualified Contract - The Contract has a Qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is non-Qualified.
Subaccount - A subdivision of the Variable Account investing solely in shares of one of the Portfolios.
Variable Account - Separate Account VA-5NLNY of TFLIC, which is not part of Transamerica’s general account. The Variable Account is divided into Subaccounts.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or advisers/sub-advisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 1998, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?	No. There are no surrender charges or early withdrawal penalties.			Charges and Deductions
Are There Transaction Charges?
Yes.
Transfer Fees: The first 10 transfers per Contract Year are free. After that, a fee of $10 or 2% of the amount transferred (whichever is less) is charged for each additional transfer.
Premium Tax Charges: Although not currently imposed in New York, premium taxes may be deducted if applicable in the future or if the investor becomes a resident of a state that imposes them.
Variable Annuity Fee Table Transfers Charges and Deductions - Premium Tax Charge
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Variable Annuity Fee Table The Portfolios
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.85%	2.85%
	Portfolio Company (fund fees and expenses)[2],3	0.27%	1.51%
1As a percentage of average Variable Account assets.
2As a percentage of Portfolio net assets after expense reimbursements.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $1,142	Highest Annual Cost $2,391
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of the Contract is based on the performance of the underlying investment Portfolios, which fluctuate with market conditions. There is no guarantee of principal, and poor investment performance could result in a loss of some or all of the money invested.

You bear the entire investment risk for all amounts invested in the Contract. The Account Value could be less than the total amount You have invested.
Key Features of the Contract
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for investors who need ready access to cash. It is designed for long-term retirement or tax-deferred investment purposes. The Account Value could be less than the total amount You have invested
Key Features of the Contract
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract. Each investment option has its own unique risks, and investors should carefully review the available Portfolios before making an investment decision.

The Contract offers variable investment options through mutual fund Portfolios, each with distinct investment objectives and risk profiles, including aggressive growth, international equity, high-yield bonds, and money market options.

You should carefully review the investment objectives, strategies, and risks of each Portfolio before making an investment decision.
The Portfolios
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the insurance company (Transamerica). All guarantees, benefits, and obligations under the Contract—including any death benefits and annuity payments—are backed solely by the claims-paying ability of Transamerica. This means that if the insurance company experiences financial difficulties, it may not be able to meet its obligations under the Contract.

More information about Transamerica Financial Life Insurance Company (formerly Transamerica Life Insurance Company of New York), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
formerly Transamerica Life Insurance Company of New York and the Variable Account
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are limits on the investment options available under the Contract, as well as restrictions on transfers among those options.
Investment Option Restrictions
  Investors must allocate at least 10% of any Purchase Payment to a selected Subaccount.
  The minimum amount that can be transferred is $1,000, or the entire value of the Subaccount if less.
  If the value in any Subaccount falls below $250, Transamerica may transfer the balance to the money market Subaccount.
Reservation of Rights by the Insurance Company
  Transamerica reserves the right to eliminate or substitute any Portfolio held by a Subaccount.
  To add or remove Subaccounts at its discretion.
  To restrict transfer privileges including the number and method of transfers.
  To stop accepting additional Purchase Payments, subject to state law and Contract terms.
Key Features of the Contract Purchase Payments The Portfolios - Addition, Deletion or Substitution Transfers
Are There Any Restrictions on Contract Benefits?
Yes. There are restrictions and limitations on the benefits offered under the Contract.
Death Benefit Restrictions
  The death benefit is only payable before the Annuity Date and equals the greater of the total Purchase Payments minus withdrawals and premium taxes, or the Account Value at the time of payment.
  Automatic Payout Option (APO) for Qualified Plans
  Can be elected to satisfy minimum distribution requirements no earlier than six months prior to the calendar year in which You attain age 70 1/2, but payments may not begin earlier than January 1 of such calendar year and APO cannot be elected later than the month immediately preceding the month in which You attain age 84.
  To be eligible for this option Your Account Value must be at least $15,000 at the time of election and the time of the first APO withdrawal and the annual withdrawal amount is the larger of the required minimum distribution for this Contract.
  Systematic Withdrawal Option
  To be eligible for systematic withdrawal, the Account Value must be at least $15,000 at the time You elect the Systematic Withdrawal Option and at the time of the first withdrawal. The minimum systematic withdrawal payment is $150.
  A partial withdrawal will not be processed if it would reduce the Account Value to less than $2,000. In that case, You will be contacted to decide either to: (a) withdraw a lesser amount (subject to the $1,000 minimum) leaving an Account Value of at least $2,000; or (b) completely surrender the Contract.
  Modification Rights
  Transamerica reserves the right to modify the Contract to comply with federal or state laws or regulations.
  Transamerica may stop accepting additional Purchase Payments or eliminate Subaccounts which could affect benefit availability.
Transfers - Possible Restrictions Death Benefit Cash Withdrawals The Contract
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
Investors should consult with a tax professional to determine the specific tax implications of investing in the Contract and receiving Purchase Payments. The Contract offers tax-deferred growth, but there is no additional tax benefit if it is purchased through a tax-Qualified plan or IRA, since those accounts already provide tax deferral.
  Withdrawals from the Contract are subject to ordinary income tax. If made before age 59 ½, withdrawals may also be subject to a 10% federal penalty tax.
  Federal income tax is automatically withheld from taxable withdrawals unless the investor elects otherwise. State income tax withholding may also apply.
Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. This compensation is typically paid in the form of commissions and may also include revenue sharing or other forms of compensation from affiliates or third parties. As a result, these investment professionals may have a financial incentive to offer or recommend this Contract over other investment products, which could influence their recommendations.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Securities Sales Corporation (TSSC)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distribution of the Contracts
Should I Exchange My Contract?
You should only exchange Your Contract if, after carefully comparing the features, fees, and risks of both Contracts, and considering any surrender charges, tax consequences, or penalties for terminating Your current Contract, You determine that the new Contract better meets Your financial needs.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity Contract for a new one. This incentive may come in the form of commissions or other compensation paid by the insurance company or its affiliates for selling the new Contract.
Distribution of the Contracts

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/893505776?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term capital appreciation.	Allspring VT Discovery SMID Cap Growth Fund - Class 2 Advised by: Allspring Funds Managment, LLC; Sub-Advised by: Allspring Global Investments, LLC	1.13%	5.39%	-2.46%	9.94%
Seeks current income.	Federated Hermes Fund for U.S. Government Securities II Advised by: Federated Equity Management Company	1.02%	6.80%	-0.84%	1.06%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund - Series I Advised by: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.82%	18.39%	14.11%	15.88%
Seeks capital growth.	LVIP American Century Capital Appreciation Fund - Standard II Advised by: Lincoln Financial Investments Corporation; Sub-Advised by: American Century Investment Management, Inc.	0.84%	6.72%	5.16%	11.47%
To seek the highest current income consistent with stability of capital and liquidity.	Schwab® Government Money Market Portfolio Advised by: Charles Schwab Investment Management, Inc.(2)	0.27%	4.11%	3.09%	1.96%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio - Class S Advised by: Voya Investments, LLC; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.51%	38.77%	0.04%	9.00%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective May 1, 1995, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.	LVIP American Century Balanced Fund - Standard II Advised by: Lincoln Financial Investments Corporation; Sub-Advised by: American Century Investment Management, Inc.	0.85%	9.62%	6.49%	8.03%

Effective June 1, 2021, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.92%	21.69%	3.59%	14.66%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 1998, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Variable Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-108497
EDGAR Contract Identifier No. is #C000018386